Exhibit 99.1
Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City Layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011
( In Million)

		Quarter ended	Year ended	Year ended
		March 31,	March 31,	March 31,
Sl.		2011	2011	2010
No.	Particulars	Unaudited	Audited	Audited

1.	Income from Operations	12,777	47,761	51,005
2.	Expenditure
	Employee Cost	8,260	32,920	36,648
	Operating and Administration Expenses	2,785	10,477	8,705
	Depreciation	384	1,499	1,908
	Total	11,429	44,896	47,261
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	1,348	2,865	3,744
4.	Other Income (Refer Note 13)	1,017	2,899	129
5.	Profit before Interest & Exceptional Items (3+4)	2,365	5,764	3,873
6.	Interest and Financing Charges	24	92	254
7.	Profit after Interest but before Exceptional Items (5-6)	2,341	5,672	3,619
8.	Exceptional Items (Refer Note 14)	5,715	6,411	4,169
9.	(Loss) before Tax (7-8)	(3,374)	(739)	(550)
10.	Tax Expense/(Reversal)	(115)	537	162
11.	(Loss) after Tax (9-10)	(3,259)	(1,276)	(712)
12.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	2,353	2,353	2,352
13.	Reserve excluding Revaluation Reserves		19,259	20,617
14.	Earnings Per Share (EPS) (Face Value of 2/- per Share) (After Exceptional Items)
	— Basic (in )	(2.77)*	(1.08)	(0.65)
	— Diluted (in )	(2.77)*	(1.08)	(0.65)

15.	Public Shareholding #
	— Number of Shares	562,652,327	562,652,327	543,361,290
	— Percentage of Shareholding	47.82	47.82	46.19
16	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	— Number of Shares
	— Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—
	— Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non - encumbered
	— Number of Shares	501,843,740	501,843,740	501,843,740
	— Percentage of Shares (as a % of the total shareholding of Promoter and Promoter group)	100	100	100
	— Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.67

*	Not annualised

#	Public shareholding excludes underlying shares of American Depositary Shares (ADS). As at March 31, 2011, 112,069,686 (9.53%) underlying shares of ADS were excluded.

Notes to the standalone financial results for the year ended March 31, 2011:
1.	STATEMENT OF ASSETS AND LIABILITIES
( In Million)

	As at	As at
	March 31,	March 31,
	2011	2010
Particulars	Audited	Audited

Shareholders’ Funds
(a) Capital	2,353	2,352
(b) Share Application Money Pending Allotment	—	1
(b) Reserves and Surplus	43,881	43,963

Loan Funds	315	420
SUB-TOTAL	46,549	46,736

Amounts Pending Investigation Suspense Account (Net) (Refer Note 8.1)	12,304	12,304
TOTAL	58,853	59,040

Fixed Assets	8,820	9,060

Investments	5,321	7,266

Current Assets, Loans and Advances
(a) Inventories	592	—
(b) Sundry Debtors	11,127	8,505
(c) Cash and Bank balances	26,498	20,920
(d) Other Current Assets	3,655	4,717
(e) Loans and Advances	3,319	3,791

Less: Current Liabilities and Provisions
(a) Liabilities	14,686	7,890
(b) Provisions	10,415	10,675

Profit and Loss Account	24,622	23,346
SUB-TOTAL	58,853	59,040
Unexplained Differences Suspense Account (Net) (Refer Notes 7.2 and 10.2)	—	—
TOTAL	58,853	59,040
2.	The Honourable Company Law Board (CLB) vide its orders dated June 30, 2010 and July 06, 2010 has exempted the Company from publication of financial results for the quarters ended from December 31, 2008 to March 31, 2010. As such, the corresponding quarterly figures for the previous year are not provided.

3.	The audited standalone financial results of the Company for the year ended March 31, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on May 23, 2011.

4.	The trading of the Company’s ADS has been moved from the New York Stock Exchange (NYSE) to the Pink OTC (Over-The-Counter) market effective October 14, 2010.

5.	During the quarter ended March 31, 2011, the Company allotted 66,306 Equity Shares, of 2 each, consequent to exercise of stock options by the associates.

6.	Details of investor complaints for the quarter ended March 31, 2011

	Pending as at	During the quarter		Pending as at
Nature	January 1, 2011	Received	Disposed off	March 31, 2011

Dividend related	—	12	12	—
Others	1 *	7	8	—
Total	1	19	20	—

*	Received on December 31, 2010 and was resolved on January 3, 2011.
7.	Financial irregularities

7.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

7.2	The Company, based on the forensic investigation, accounted 11,394 Million under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

8.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

8.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of 12,304 Million on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 12,304 Million allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable. The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

On November 11, 2009, four out of the thirty seven companies, filed petitions/suits for recovery before the City Civil Court, Secunderabad, against the Company with a prayer that these companies be declared as indigent person for seeking exemption from payment of required court fee. These cases are pending before the said Court. As of date, the remaining thirty three companies have filed similar petitions in the said Court and the petitions are pending. Recently, one of the thirty seven companies has filed an application seeking leave of court to register the suit by receiving the court fees, based on an alleged change of its promoters. The application has been contested by the Company and the Court has reserved orders in the said application.

As of March 31, 2011 and March 31, 2010, the amount of alleged advances has been presented separately under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments in this matter, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

8.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to 3,274 Million) during FY2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.

Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the AAR has not been delivered till date.

Pending resolution of the dispute, action commenced by Upaid in the Texas Action is currently adjourned.

8.3	Aberdeen complaint

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 11). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors are over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

8.4	Income tax matters

8.4.1.	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition consequent to which the Additional Commissioner of Income Tax issued garnishee orders directing the Company’s bankers to pay 6,165 Million. Aggrieved by such orders, the Company filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh, which admitted the Writ Petition and directed the Company to pay an amount of 3,500 Million and submit a Bank Guarantee for 2,670 Million.

Aggrieved by the Order of the Hon’ble High Court of Andhra Pradesh, the Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08

The Hon’ble Supreme Court also directed the Company to submit a Bank Guarantee (BG) for 6,170 Million towards which the Company has submitted the BG and consequently the attachment on bank balances has been released. Further, the Company has also filed a comprehensive petition before the CBDT on April 28, 2011 which is pending disposal.

8.4.2.	Provision for tax

The Company is carrying a total amount of 3,803 Million (net of payments) [As at March 31, 2010: 3,686 Million (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.

8.5	Management’s assessment of contingencies/claims

The amounts disclosed under contingencies/claims represent the best possible estimates arrived at on the basis of the available information. Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigations mentioned above in which the Company is involved and the inherent uncertainty in predicting future settlements and judicial decisions, the Company cannot estimate a range of possible losses. However, excluding the liability, if any, arising from the Aberdeen Complaint, as mentioned in Note 8.3 above for which the outcome is not determinable at this stage, the Company has made appropriate provision for contingencies as at March 31, 2011, which in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

9.	Regulatory non-compliances/breaches

The Company has identified certain non-compliances/breaches of various laws and regulations including, but not limited to the Companies Act, 1956 (the Act), SEBI ESOP Guidelines, Foreign Exchange Management Act (FEMA), 1999, guidelines prescribed by the Reserve Bank of India (RBI) and the IT Act. The Company in respect of certain matters has applied to the Hon’ble CLB for condonation and is proposing to make an application to the other appropriate authorities, where applicable, for condoning the remaining non-compliances and breaches relatable to the Company. The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where applicable, are not granted has not been determined or recognised in the financial statements.

10.	Financial reporting process

10.1	Internal control matters

Post the induction of the Venturbay nominees on the Board of the Company in June 2009, the new Management after an evaluation of the internal control situation existing in the Company, identified various internal control deficiencies and weakness.

Pursuant to such evaluation, the Company concluded that for the year ended March 31, 2009, the internal control and procedures of the Company were not effective at reasonable assurance level and reported the same in its annual accounts for the year ended March 31, 2009.

During the financial year ended March 31, 2010, the Company under the new Management took several steps including inter-alia appointment of a new Audit Committee, revision the Code of Ethical Conduct, nomination of a Corporate Ombudsman and took steps to formulate an entity wise risk management policy, approved by the Board. The internal audit function was also strengthened by appointing a reputed and independent external agency as the Internal Auditor.

Amongst the initiatives that the Management has implemented / is in the process of implementing are steps to complete the analysis of unexplained / un-reconciled balances between various sub-systems / sub-ledgers and the general ledger. The process of reconciliation is not complete however, there has been progress and a number of previously un-reconciled transactions between various sub-systems have been identified and rectifications carried out/are in the process of being carried out. In addition, physical verification of assets was conducted by the Management and the deficiencies that were noticed were appropriately dealt with in the books. Further, the Company has commenced updation of the Fixed Assets Register with quantitative details, asset description etc.

Therefore, the new Management, for the purpose of ensuring appropriate controls over the financial reporting process and the preparation of the financial results, has implemented specific procedures like manual reconciliations between the various sub-systems/sub-ledgers and the general ledger, requests for various balance confirmations as part of the year end closure process, confirmation of the department wise financial details by the business leaders, preparation and review of proper bank reconciliation statements, review of the revenue recognition policies and procedures, preparation and review of schedules for key account balances, implementing proper approval mechanisms, closer monitoring of the financial closure process etc.

Considering the magnitude of the identified material weaknesses, change in personnel, continuing investigation by authorities investigating the fraud, the Management’s efforts to fully remediate the material weakness continues to be ongoing.

The software platforms including the ones used for financial reporting are non-integrated, even though compensating manual reconciliations are carried out. The deficiencies in IT General and Application controls over all areas continue.

As at March 31, 2011, while the new Management’s efforts have resulted in relatively better control over the process of revenue recognition, receivables management, approval mechanisms and the preparation and review of material account balances, these have not yet reached a stage so as to provide a level of assurance to demonstrate complete robustness over internal controls.

10.2	Reconciliations

With respect to some of the key business processes like revenues, expenses, payroll, fixed assets, etc., the Company uses various sub-systems, the output from which, is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and general ledger. In this respect, certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of all the required information in the previous years. Further, there were certain differences between the sub systems which provide the inputs to the main sub-system, which is ultimately interfaced to the general ledger, for which complete details were not available.
During the year, no additional differences were identified. Further, the Company identified and reconciled certain unexplained net amounts aggregating 11 Million (net debit) and accounted it as loans and advances. The provision in respect of such identified transactions made in the earlier years aggregating to 8 Million, has been transferred to Provision for Doubtful advances and 3 Million has been credited to the Profit and Loss Account. The balance of transactions of the previous years pending adjustments due to non-availability of complete details amounting to 36 Million (March 31, 2010 — 47 Million) (net debit) (comprising of 494 Million ( 515 Million as at March 31, 2010) of gross debits and 458 Million ( 468 Million as at March 31, 2010) of gross credits have been carried forward under “Unexplained Differences Suspense Account (Net)” in the Statements of Assets and Liabilities.

10.3	Confirmation of balances/other details

As part of the year end financial reporting and closure process, requests for confirmation of balances/other details were sent out to various parties including banks, customers, vendors, employees, others etc. for confirming the year end balances/other details. Further, a few confirmation requests were returned undelivered. Whilst, confirmations were received for all bank balances, responses received from the parties reflected under various captions of Statement of Assets and Liabilities (sundry debtors and current liabilities) was minimal compared to the overall number of confirmations sent out in spite of follow-up by the Company.

With respect to the cases where the confirmation responses were received, reconciliations have been performed based on the information available with the Company and necessary adjustments have been carried out in the financial results.

With respect to the cases where the balances/other details were not confirmed by the parties, necessary adjustments including provision for debtors and provision for expenses have been carried out in the financial results based on the information available with the Management.

10.4	Risks and uncertainties

There are risks and uncertainties relevant to the Company’s financial condition, results of operations and liquidity positions that may affect future performance, as explained in Notes 7, 8 and 9.

10.5	Management’s assessment on financial reporting

Based on the assessment of the above and the information available with the Management at this stage and the corrective actions taken, the Management believes that these financial results, read with the notes thereon, do not contain any material misstatements/omissions, in respect of the above.

11.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 7), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the Price Waterhouse — Related Entities (former auditors).

In accordance with the terms of the Settlement Agreement, 5,671 Million (equivalent to USD 125 Million) was deposited by the Company into a segregated bank account (Segregated Account) as of March 31, 2011. USD 125 Million from the Segregated Account has since been deposited into the Initial Escrow Account as of April 27, 2011.

The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, but is subject to the final approval of the USDC upon which the settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

12.	SEC proceedings

The Company entered into a settlement agreement (“SEC Settlement Agreement”) with the SEC in connection with the previously-disclosed SEC investigations into misstatements in the Company’s financial statements predating January 7, 2009, the date of self-disclosure of financial irregularities by the Company’s erstwhile Chairman, and into round tripping pertaining to periods prior to April 1, 2002 (collectively, the SEC Investigations). In accordance with the SEC Settlement Agreement, which was subject to court approval, the SEC filed a civil complaint against the Company in the US District Court in Washington, D.C. (Court) on April 5, 2011. On April 6, 2011, the Court accepted the proposed settlement and entered final judgment (Final Judgment) in the SEC’s civil action.

The Company cooperated fully with the SEC’s investigation. Subject to the completion of the undertakings summarized below, the entry of the Final Judgment concluded all issues with respect to potential charges against the Company stemming from the SEC Investigations.

As the Final Judgment reflects, the Company, without admitting or denying the allegations in the SEC’s complaint, agreed to pay an amount of USD 10 Million as penalty; to be permanently enjoined from violating certain US securities laws; to subject itself to undertakings regarding, inter alia, strengthening its internal control and financial reporting processes and practices, internal training, and Code of Ethical Business Conduct; and to certify in writing compliance with the undertakings no later than one year from the date of the Final Judgment.

In accordance with the terms of the Final Judgment, ( 467 Million (equivalent to USD 10 Million) that was set aside by the Company in anticipation of paying the penalty in a special purpose account was wired from that account to the account of the Court.

The Company has filed an application (that is currently pending) before the AAR, seeking a binding advance ruling under the IT Act, regarding taxability of the said amount.

13.	Other income includes
( In Million)

	Quarter ended	Year ended
	March 31,	March 31,	Year ended
	2011	2011	March 31, 2010
Particulars	Unaudited	Audited	Audited

Gain / (Loss) on Exchange Fluctuations (Net)	177	573	(868)

14.	Exceptional items

The exceptional items (expenditure) are stated as under:
( In Million)

	Quarter ended	Year ended
	March 31,	March 31,	Year ended
	2011	2011	March 31, 2010
Particulars	Unaudited	Audited	Audited

Expenses related to restructuring / right sizing	—	—	934
Expenses related to forensic investigation and litigation support	25	201	1,068
Class action settlement consideration	5,690	5,690	—

Provision for impairment losses in subsidiaries	—	520	2,167
Total	5,715	6,411	4,169
15.	Previous period financial results

The comparative figures for the year ended March 31, 2010 have been re-grouped / re-classified to conform to the figures for the year ended March 31, 2011.

16.	Qualifications in the audit report

The qualifications made by the Auditors in their audit report for the year ended March 31, 2011 are set out as under.

16.1	Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

16.2	Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating 11,394 Million accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

16.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 12,304 Million (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

16.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

16.5	Inability to determine the additional impact, if any, in respect of amounts remaining as unreconciled with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information.

16.6	Non receipt/non-availability of confirmations in respect of certain balances reflected under sundry debtors, current liabilities, etc.,

16.7	No proper records maintained of inventories pertaining to the year.

16.8	Inability to determine the additional impact, if any, in view of accounting for certain transactions/making the required disclosure related to the same based on and to the extent of the information available with the Company with respect to:
a.	Adjustment of unapplied receipts against Sundry Debtors, classification of Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method, the unbilled revenue and unearned revenue.

c.	Accounting for multiple deliverables elements, hardware equipments and other items etc.,

d.	Accounting for reimbursements/recoveries from customers.
16.9	Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

16.10	Non-updation of quantitative details, asset description, etc. in the Fixed Assets Register. Non-maintenance of complete records relating to fixed assets situated at the overseas branches.

16.11	No physical verification of inventory by the Management

16.12	Company is irregular in depositing undisputed statutory dues and there were delays in remittance.

16.13	Inability to comment on the potential cash losses due to various qualifications in the Auditors’ Report for the current and previous year.

16.14	No adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets and sale of goods and services. Further, there is continuing failure to correct several major weaknesses in such internal control system.

17.	Responses to Auditors’ qualification

17.1	With regard to the Auditors’ qualification in Note 16.1 above, refer to assessment of the Management in Note 7.1 above.

17.2	With regard to the Auditors’ qualification in Note 16.2 above, refer to Note 7.2 which specifies the nature, amount and accounting treatment for the same.

17.3	With regard to the Auditors’ qualifications in Note 16.3 above, refer Note 8.1 for details.

17.4	With regard to the Auditors’ qualification in Note 16.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 8.3.

17.5	With regard to the Auditors’ qualification in Note 16.5 above, refer Note 10.2.

17.6	With regard to the Auditors’ qualification in Note 16.6, refer Note 10.3 and the Management’s assessments under Note 10.5.

17.7	With regard to the Auditors’ qualifications in Notes 16.7 and 16.11, the Company considers contracts that contain clauses for delivery of hardware equipment/software as part of an integrated solution to the customers and hence has not maintained records with quantitative and other details in respect of such items. However, not-withstanding the above, the Company has made the required adjustments to account for inventory based on the available information and has classified unsold items as Inventory at the year end.

17.8	With regard to the Auditors’ qualifications in Notes 16.8, the Company has accounted for these transactions based on and to the extent of the information available/compiled.

17.9	With regard to the Auditors’ qualification in Note 16.9, refer Note 8.4

17.10	In respect of the Auditors’ qualification in Note 16.10, refer Note 10.1

17.11	With regard to the Auditors’ qualification on Notes 16.12, the Company is taking steps to ensure regular deposit of statutory dues.

17.12	With regard to the Auditors qualification in Note 16.13, refer the Management responses for various audit qualifications

17.13	With regard to the Auditors’ qualification in Note 16.14, refer Note 10.1

18.	Subsidiaries

a)	During the year, in furtherance to the purchase agreement entered into during January 2008 for acquisition of membership interests of Bridge Strategy Group LLC (“Bridge”), the Company has paid the contingent consideration amounting to USD 8 Million (equivalent to 358 Million) which has been added to the cost of investments and has been fully provided for. In addition, the Company has further, infused capital of 149 Million in Bridge during the year which has also been fully provided for.

b)	During the year, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium, the Company through its subsidiary Satyam Computer Services Belgium, BVBA has paid further deferred and conditional payment aggregating 238 Million which has been fully provided for.

c)	Based on the application made by Knowledge Dynamics Private Limited (Knowledge Dynamics) under the ‘Easy Exit Scheme, 2010’, to the Registrar of Companies (ROC), the name of the company has been struck off effective from March 16, 2011.

For and on behalf of the Board of Directors

Sd/-

Place:	Hyderabad	Vineet Nayyar
Date:	May 23, 2011	Chairman

Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City Layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011
( In Million)

		Quarter ended	Year ended	Year ended
		March 31,	March 31,	March 31,
Sl.		2011	2011	2010
No.	Particulars	Unaudited	Audited	Audited

1.	Income from Operations	13,753	51,450	54,810
2.	Expenditure
	Employee Cost	9,041	35,943	39,811
	Operating and Administration Expenses	2,929	10,956	9,451
	Depreciation	443	1,847	2,144
	Total	12,413	48,746	51,406
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	1,340	2,704	3,404
4.	Other Income — (Refer Note 13)	1,024	2,942	77
5.	Profit before Interest & Exceptional Items (3+4)	2,364	5,646	3,481
6.	Interest and Financing Charges	24	97	329
7.	Profit after Interest but before Exceptional Items (5-6)	2,340	5,549	3,152
8.	Exceptional Items — (Refer Note 14)	5,715	6,411	4,169
9.	(Loss) before Tax (7-8)	(3,375)	(862)	(1,017)
10.	Tax Expense/(Reversal)	(115)	578	222
11.	(Loss) after Tax before Minority Interest (9-10)	(3,260)	(1,440)	(1,239)
12.	Minority Interest	10	33	7
13.	(Loss) after Tax (11-12)	(3,270)	(1,473)	(1,246)
14.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	2,353	2,353	2,352
15.	Reserve excluding Revaluation Reserves		14,896	16,456
16.	Earnings Per Share (EPS)
	(Face Value of 2/- per Share)
	(After Exceptional Items)
	— Basic (in )	(2.78)*	(1.25)	(1.14)
	— Diluted (in )	(2.78)*	(1.25)	(1.14)

17.	Public Shareholding #
	— Number of Shares	562,652,327	562,652,327	543,361,290
	— Percentage of Shareholding	47.82	47.82	46.19
18	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	— Number of Shares
	— Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—
	— Percentage of Shares (as a % of the total Share Capital of the Company)	—	—	—
	b) Non-encumbered
	— Number of Shares	501,843,740	501,843,740	501,843,740
	— Percentage of Shares (as a % of the total shareholding of Promoter and Promoter group)	100	100	100
	— Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.67

*	Not annualised

#	Public shareholding excludes underlying shares of American Depositary Shares (ADS). As at March 31, 2011, 112,069,686 (9.53%) underlying shares of ADS were excluded.

AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011
( In Million)

		Quarter ended	Year ended	Year ended
		March 31,	March 31,	March 31,
Sl.		2011	2011	2010
No.	Particulars	Unaudited	Audited	Audited

1.	Income from Operations	12,777	47,761	51,005
2.	Profit before tax and exceptional items	2,341	5,672	3,619
3.	Profit after tax before exceptional items	2,456	5,135	3,457
4.	(Loss) after tax and exceptional items	(3,259)	(1,276)	(712)
Notes to the consolidated financial results for the quarter and year ended March 31, 2011:
1.	CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
( In Million)

	As at	As at
	March 31,	March 31,
	2011	2010
Particulars	Audited	Audited
Shareholders’ Funds
(a) Capital	2,353	2,352
(b) Share Application Money Pending Allotment	—	1
(b) Reserves and Surplus	43,860	43,947
Minority Interest	234	201
Loan Funds	315	422
Deferred Tax Liability	68	39
SUB-TOTAL	46,830	46,962
Amounts Pending Investigation Suspense Account (Net)	12,304	12,304
(Refer Note 8.1)
TOTAL	59,134	59,266
Fixed assets	9,499	9,865
Investments	4,348	6,268
Deferred Tax Asset (Net)	81	65
Current assets, loans and advances
(a) Inventories	592	—
(b) Sundry Debtors	11,588	9,230
(c) Cash and Bank balances	27,538	21,768
(d) Other current assets	3,786	4,956
(e) Loans and Advances	3,782	3,739
Less: Current Liabilities and Provisions
(a) Liabilities	15,463	8,712
(b) Provisions	15,581	15,404
Profit and Loss Account	28,964	27,491
SUB-TOTAL	59,134	59,266
Unexplained Differences Suspense Account (Net)	—	—
(Refer Note 7.2 and 10.2)
TOTAL	59,134	59,266

2.	The Honourable Company Law Board (CLB) vide its orders dated June 30, 2010 and July 06, 2010 has exempted the Company from publication of financial results for the quarters ended from December 31, 2008 to March 31, 2010. As such, the corresponding quarterly figures for the previous year are not provided.

3.	The audited consolidated financial results of the Company for the year ended March 31, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on May 23, 2011.

4.	The trading of the Company’s ADS has been moved from the New York Stock Exchange (NYSE) to the Pink OTC (Over-The-Counter) market effective October 14, 2010.

5.	During the quarter ended March 31, 2011, the Company allotted 66,306 Equity Shares, of 2 each, consequent to exercise of stock options by the associates.

6.	Details of investor complaints for the quarter ended March 31, 2011

	Pending as at	During the quarter		Pending as at
Nature	January 1, 2011	Received	Disposed off	March 31, 2011

Dividend related	—	12	12	—
Others	1 *	7	8	—
Total	1	19	20	—

*	Received on December 31, 2010 and was resolved on January 3, 2011.
7.	Financial irregularities

7.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

7.2	The Company, based on the forensic investigation, accounted 11,394 Million under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

8.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

8.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of 12,304 Million on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 12,304 Million allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable. The Directorate of Enforcement (‘ED’) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

On November 11, 2009, four out of the thirty seven companies, filed petitions/suits for recovery before the City Civil Court, Secunderabad, against the Company with a prayer that these companies be declared as indigent person for seeking exemption from payment of required court fee. These cases are pending before the said Court. As of date, the remaining thirty three companies have filed similar petitions in the said Court and the petitions are pending. Recently, one of the thirty seven companies has filed an application seeking leave of court to register the suit by receiving the court fees, based on an alleged change of its promoters. The application has been contested by the Company and the Court has reserved orders in the said application.

As of March 31, 2011 and March 31, 2010, the amount of alleged advances has been presented separately under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments in this matter, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

8.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to 3,274 Million) during FY 2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.

Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the AAR has not been delivered till date.

Pending resolution of the dispute, action commenced by Upaid in the Texas Action is currently adjourned.

8.3	Aberdeen complaint

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 11). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors are over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

8.4	Income tax matters

8.4.1.	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed various petitions before the CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition consequent to which the Additional Commissioner of Income Tax issued garnishee orders directing the Company’s bankers to pay 6,165 Million. Aggrieved by such orders, the Company filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh, which admitted the Writ Petition and directed the Company to pay an amount of 3,500 Million and submit a Bank Guarantee for 2,670 Million.

Aggrieved by the Order of the Hon’ble High Court of Andhra Pradesh, the Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08

The Hon’ble Supreme Court also directed the Company to submit a Bank Guarantee (BG) for 6,170 Million towards which the Company has submitted the BG and consequently the attachment on bank balances has been released. Further, the Company has also filed a comprehensive petition before the CBDT on April 28, 2011 which is pending disposal.

8.4.2.	Provision for tax

The Company is carrying a total amount of 3,803 Million (net of payments) (As at March 31, 2010: 3,686 Million) towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.

8.5	Management’s assessment of contingencies/claims

The amounts disclosed under contingencies/claims represent the best possible estimates arrived at on the basis of the available information. Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigations mentioned above in which the Company is involved and the inherent uncertainty in predicting future settlements and judicial decisions, the Company cannot estimate a range of possible losses. However, excluding the liability, if any, arising from the Aberdeen Complaint, as mentioned in Note 8.3 above for which the outcome is not determinable at this stage, the Company has made appropriate provision for contingencies as at March 31, 2011, which in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

9.	Regulatory non-compliances/breaches

The Company has identified certain non-compliances/breaches of various laws and regulations including, but not limited to the Companies Act, 1956 (the Act), SEBI ESOP Guidelines, Foreign Exchange Management Act (FEMA), 1999, guidelines prescribed by the Reserve Bank of India (RBI) and IT Act. The Company in respect of certain matters as stated above has applied to the Hon’ble CLB for condonation and is proposing to make an application to the other appropriate authorities, where applicable, for condoning the remaining non-compliances and breaches relatable to the Company. The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where applicable, are not granted has not been determined or recognised in the financial statements.

10.	Financial reporting process

10.1	Internal control matters

Post the induction of the Venturbay nominees on the Board of the Company in June 2009, the new Management after an evaluation of the internal control situation existing in the Company, identified various internal control deficiencies and weakness.

Pursuant to such evaluation, the Company concluded that for the year ended March 31, 2009, the internal control and procedures of the Company were not effective at reasonable assurance level and reported the same in its annual accounts for the year ended March 31, 2009.

During the financial year ended March 31, 2010, the Company under the new Management took several steps including inter-alia appointment of a new Audit Committee, revision of the Code of Ethical Conduct, nomination of a Corporate Ombudsman and took steps to formulate an entity wise risk management policy, approved by the Board. The internal audit function was also strengthened by appointing a reputed and independent external agency as the Internal Auditor.

Amongst the initiatives that the Management has implemented / is in the process of implementing are steps to complete the analysis of unexplained / un-reconciled balances between various sub-systems / sub-ledgers and the general ledger. The process of reconciliation is not complete, however there has been progress and a number of previously un-reconciled transactions between various sub-systems have been identified and rectifications carried out/are in the process of being carried out. In addition, physical verification of assets was conducted by the Management and the deficiencies that were noticed were appropriately dealt with in the books. Further, the Company has commenced updation of the Fixed Assets Register with quantitative details, asset description etc.

The new Management, for the purpose of ensuring appropriate controls over the financial reporting process and the preparation of the financial results, has implemented specific procedures like manual reconciliations between the various sub-systems/sub-ledgers and the general ledger, requests for various balance confirmations as part of the year end closure process, confirmation of the department wise financial details by the business leaders, preparation and review of proper bank reconciliation statements, review of the revenue recognition policies and procedures, preparation and review of schedules for key account balances, implementing proper approval mechanisms, closer monitoring of the financial closure process etc.

Considering the magnitude of the identified material weakness, change in personnel, continuing investigation by authorities investigating the fraud, the Management’s efforts to fully remediate the material weakness continues to be ongoing.

The software platforms including the ones used for financial reporting are non-integrated, even though compensating manual reconciliations are carried out. The deficiencies in IT General and Application controls over all areas continue.

As at March 31, 2011, while the new Management’s efforts have resulted in relatively better control over the process of revenue recognition, receivables management, approval mechanisms and the preparation and review of material account balances, these have not yet reached a stage so as to provide a level of assurance to demonstrate complete robustness over internal controls.

10.2	Reconciliations

With respect to some of the key business processes like revenues, expenses, payroll, fixed assets, etc., the Company uses various sub-systems, the output from which, is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and general ledger. In this respect, certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of all the required information in the previous years. Further, there were certain differences between the sub systems which provide the inputs to the main sub system, which is ultimately interfaced to the general ledger, for which complete details were not available.

During the year no additional differences were identified. Further, the Company identified and reconciled certain unexplained net amounts aggregating 11 Million (net debit) and accounted it as loans and advances. The provision in respect of such identified transactions made in the earlier years aggregating 8 Million, has been transferred to provision for doubtful advances and 3 Million has been credited to the Profit and Loss Account. The balance of transactions of the previous years pending adjustments due to non-availability of complete details amounting to 36 Million (March 31, 2010 — 47 Million) (net debit) comprising of 494 Million ( 515 Million as at March 31, 2010) of gross debits and 458 Million ( 468 Million as at March 31, 2010) of gross credits, have been carried forward under “Unexplained Differences Suspense Account (Net)” in the Statement of Assets and Liabilities.

10.3	Confirmation of balances/other details

As part of the year end financial reporting and closure process, requests for confirmation of balances/other details were sent out to various parties including banks, customers, vendors, employees, others etc. for confirming the year end balances/other details. Further, a few confirmation requests were returned undelivered. Whilst confirmations were received for all bank balances, the responses received from the parties reflected under various captions of Statement of Assets and Liabilities (sundry debtors and current liabilities) was minimal compared to the overall number of confirmations sent out in spite of follow-up by the Company.

With respect to the cases where the confirmation responses were received, reconciliations have been performed based on the information available with the Company and necessary adjustments have been carried out in the financial results.

With respect to the cases where the balances/other details were not confirmed by the parties, necessary adjustments including provision for debtors and provision for expenses have been carried out in the financial results based on the information available with the Management.

10.4	Risks and uncertainties

There are risks and uncertainties relevant to the Company’s financial condition, results of operations and liquidity positions that may affect future performance, as explained in Notes 7, 8 and 9.

10.5	Management’s assessment on financial reporting

Based on the assessment of the above and the information available with the Management at this stage and the corrective actions taken, the Management believes that these financial results, read with the notes thereon, do not contain any material misstatements/omissions, in respect of the above.

11.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 7), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the Price Waterhouse — Related Entities (former auditors).

In accordance with the terms of the Settlement Agreement, 5,671 Million (equivalent to USD 125 Million) was deposited by the Company into a segregated bank account (Segregated Account) as of March 31, 2011, USD 125 Million from the Segregated Account has since been deposited into the Initial Escrow Account as of April 27, 2011.

The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, but is subject to the final approval of the USDC upon which the settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

12.	SEC proceedings

The Company entered into a settlement agreement with the SEC (“SEC Settlement Agreement”) in connection with the previously-disclosed SEC investigations into misstatements in the Company’s financial statements predating January 7, 2009, the date of self-disclosure of financial irregularities by the Company’s erstwhile Chairman, and into round tripping pertaining to periods prior to April 1, 2002 (collectively, the SEC Investigations). In accordance with the SEC Settlement Agreement, which was subject to court approval, the SEC filed a civil complaint against the Company in the US District Court in Washington, D.C. (Court) on April 5, 2011. On April 6, 2011, the Court accepted the proposed settlement and entered final judgment (Final Judgment) in the SEC’s civil action.

The Company cooperated fully with the SEC’s investigation. Subject to the completion of the undertakings summarized below, the entry of the Final Judgment concluded all issues with respect to potential charges against the Company stemming from the SEC Investigations.

As the Final Judgment reflects, the Company, without admitting or denying the allegations in the SEC’s complaint, agreed to pay an amount of USD 10 Million as penalty; to be permanently enjoined from violating certain US securities laws; to subject itself to undertakings regarding, inter alia, strengthening its internal control and financial reporting processes and practices, internal training, and Code of Ethical Business Conduct; and to certify in writing compliance with the undertakings no later than one year from the date of the Final Judgment.

In accordance with the terms of the Final Judgment, 467 Million (equivalent to USD 10 Million) that was set aside by the Company in anticipation of paying the penalty in a special purpose account was wired from that account to the account of the Court.

The Company has filed an application (that is currently pending) before the AAR, seeking a binding advance ruling under the IT Act regarding taxability of the said amount.

13.	Other income includes
( In Million)

	Quarter ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2011	2011	2010
Particulars	Unaudited	Audited	Audited

Gain / (Loss) on Exchange Fluctuations (Net)	169	548	(987)

14.	Exceptional items

The exceptional items (expenditure) are stated as under:
( In Million)

	Quarter ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2011	2011	2010
Particulars	Unaudited	Audited	Audited

Expenses related to restructuring / right sizing	—	—	934
Expenses related to forensic investigation and litigation support	25	201	1,068
Class Action Settlement Consideration	5,690	5,690	—
Provision for impairment losses in subsidiaries	—	520	2,167
Total	5,715	6,411	4,169
15.	Previous period financial results

The comparative figures for the year ended March 31, 2010 have been re-grouped / re-classified to conform to the figures for the year ended March 31, 2011.

16.	Qualifications in the audit report

The qualifications made by the Auditors in their audit report for the year ended March 31, 2011 are set out as under.

16.1	Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

16.2	Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating 11,394 Million accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

16.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 12,304 Million (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

16.4	Inability to comment on the consequential impact, if any, in relation to lawsuit filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

16.5	Inability to determine the additional impact, if any, in respect of amounts remaining as unreconciled with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information.

16.6	Non receipt/non-availability of confirmations in respect of certain balances reflected under sundry debtors, current liabilities, etc.

16.7	No proper records maintained of inventories pertaining to the year.

16.8	Inability to determine the additional impact, if any, in view of accounting for certain transactions/making the required disclosure related to the same based on and to the extent of the information available with the Company with respect to:
a.	Adjustment of unapplied receipts against Sundry Debtors, classification of Sundry Debtors and provisioning for doubtful debts.

b.	Accounting for contracts under percentage of completion method, the unbilled revenue and unearned revenue.

c.	Accounting for multiple deliverables elements, hardware equipments and other items etc.

d.	Accounting for reimbursements/recoveries from customers.
16.9	Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

16.10	Non-updation of quantitative details, asset description, etc. in the Fixed Assets Register. Non-maintenance of complete records relating to fixed assets situated at the overseas branches.

16.11	No physical verification of inventory by the Management

16.12	Company is irregular in depositing undisputed statutory dues and there were delays in remittance.

16.13	Inability to comment on potential cash losses due to various qualifications in the Auditors’ Report for the current and previous year.

16.14	No adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets and sale of goods and services. Further, there is a continuing failure to correct several major weaknesses in such internal control system.

17.	Responses to Auditors’ qualification

17.1	With regard to the Auditors’ qualification in Note 16.1 above, refer to assessment of the Management in Note 7.1 above.

17.2	With regard to the Auditors’ qualification in Note 16.2 above, refer to Note 7.2 which specifies the nature, amount and accounting treatment for the same.

17.3	With regard to the Auditors’ qualifications in Note 16.3 above, refer Note 8.1 for details.

17.4	With regard to the Auditors’ qualification in Note 16.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 8.3.

17.5	With regard to the Auditors’ qualification in Note 16.5 above, refer Note 10.2.

17.6	With regard to the Auditors’ qualification in Note 16.6, refer Note 10.3 and the Management’s assessments under Note 10.5.

17.7	With regard to the Auditors’ qualifications in Notes 16.7 and 16.11, the Company considers contracts that contain clauses for delivery of hardware equipment/ software as part of an integrated solution to the customers and hence has not maintained records with quantitative and other details in respect of such items. However, notwithstanding the above, the Company has made the required adjustments to account for inventory based on the available information and has classified unsold items as Inventory at the year end.

17.8	With regard to the Auditors’ qualifications in Notes 16.8, the Company has accounted for these transactions based on and to the extent of the information available/compiled.

17.9	With regard to the Auditors’ qualification in Note 16.9, refer Note 8.4

17.10	In respect of the Auditors’ qualification in Note 16.10, refer Note 10.1

17.11	With regard to the Auditors’ qualification on Notes 16.12, the Company is taking steps to ensure regular deposit of statutory dues.

17.12	With regard to the Auditors qualification in Note 16.13, refer the Management responses for various audit qualifications

17.13	With regard to the Auditors’ qualification in Note 16.14, refer Note 10.1

18.	Subsidiaries

a)	During the year, in furtherance to the purchase agreement entered into during January 2008 for acquisition of membership interests of Bridge Strategy Group LLC (“Bridge”), the Company has paid the contingent consideration amounting to USD 8 Million (equivalent to 358 Million) which has been added to the cost of investments and has been fully provided for. In addition, the Company has further, infused capital of 149 Million in Bridge during the year which has also been fully provided for.

b)	During the year, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium, the Company through its subsidiary Satyam Computer Services Belgium, BVBA has paid further deferred and conditional payment aggregating 238 Million which has been fully provided for.

c)	Based on the application made by Knowledge Dynamics Private Limited (Knowledge Dynamics) under the ‘Easy Exit Scheme, 2010’, to the Registrar of Companies (ROC), the name of the Company has been struck off effective from March 16, 2011.

19.	Segment Reporting
( In Million)

		Quarter ended	Year ended	Year ended
		March 31,	March 31,	March 31,
Sl.		2011	2011	2010
No.	Particulars	Unaudited	Audited	Audited

1	Segment revenue
	Information technology services	13,476	50,512	53,861
	BPO	325	1,117	1,059
	Unallocated	—	—	—
	Total	13,801	51,629	54,920
	Less: Inter segment revenue	48	179	110
	Net Sales / Income from operations	13,753	51,450	54,810
2	Segment profit /(loss) before tax, interest and depreciation
	Information technology services	1,551	3,152	1,536
	BPO	42	4	(125)
	Total	1,593	3,156	1,411
	Less : (i) Interest and Financing Charges	24	98	329
	(ii) Other Unallocated expenditure/income	4,944	3,920	2,099
	Total (Loss) before tax	(3,375)	(862)	(1,017)
3	Capital employed
	Information technology services	15,525	15,525	22,788
	BPO	307	307	443
	Unallocated	13,955	13,955	8,083
	Total Capital employed **	29,787	29,787	31,314

**	The above excludes Amounts Pending Investigation Suspense Account (Net) amounting to 12,304 Million (Refer Note 8.1)

Notes on Segment information:
The Group evaluates operating segments based on the following two business groups:
a)	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

For and on behalf of the Board of Directors

Sd/-

Place: Hyderabad	Vineet Nayyar
Date: May 23, 2011	Chairman